SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑                                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 14, 2003 related to the Company’s Classes A2 and B Notes filed with Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 14, 2003, the Company transcribed the following payment notices of the eleventh installment of interests related to the Classes A2 and B Notes.

ALTO PALERMO S.A. (APSA) Secured Non Convertible Notes (Class A2) in a principal amount of Pesos 40,000,000 due 2005

Alto Palermo S.A. (APSA) (the “Company”) informs that on October 15, 2003, will start the payment to the holders of the eleventh installment of interests related to the Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Interest being paid: 2.85041%

Period comprised by the payment: Eleventh quarterly installment of interests (July 17, 2003 / October 15, 2003)

Amount of interests: Ps. 1,140,164.38 Considering the notes repurchased by the Company, the effective amount being paid is Ps. 190,027.41

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.4450 (CER index on October 14, 2003)

Total Residual Nominal Value: Ps. 40,000,000.00 equivalent to 100% of the original value without the holdings of Alto Palermo S.A. (APSA).

Total Residual Technical Value: Ps. 57,800,000.00 equivalent to 100% of the original value without the holdings of Alto Palermo S.A. (APSA)

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 day prior to the payment date.

ALTO PALERMO S.A. (APSA) and SHOPPING ALTO PALERMO S.A. Non Convertible Notes (Class B1) in a principal amount of Pesos 5,000,000 due 2005

Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (the “Companies”) inform that on October 15, 2003, will start the payment to the holders of the eleventh installment of interests related to the Classes B1 Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Period comprised by the payment: Eleventh quarterly installment of interests (July 17, 2003 / October 15, 2003)

Interest being paid: 2.85041%

Amount of interests of the Class B1: Ps. 142,520.55

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.4450 (CER index on October 14, 2003)

Total Residual Nominal Value of the Class B1 Notes: Ps. 5,000,000.00 equivalent to 100% of the original value.

Total Residual Technical Value of the Class B1 Notes: Ps. 7,225,000.00 equivalent to 100% of the original value.

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 day prior to the payment date.

ALTO PALERMO S.A. (APSA) and SHOPPING ALTO PALERMO S.A. Non Convertible Notes (Class B2) in a principal amount of Pesos 75,000,000 due 2005

Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (the “Companies”) inform that on October 15, 2003, will start the payment to the holders of the eleventh installment of interests related to the Classes B2 Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Period comprised by the payment: Eleventh quarterly installment of interests (July 17, 2003 / October 15, 2003)

Interest being paid: 2.85041%

Amount of interests of the Class B2: Ps. 1,469,743.15 Considering the notes held by Alto Palermo S.A. (APSA), the effective amount being paid is Ps. 261,287.66

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.4450 (CER index on October 14, 2003)

Total Residual Nominal Value of the Class B2 Notes: Ps. 51,562,500.00 equivalent to 68.75% of the original value without the holdings of Alto Palermo S.A. (APSA)

Total Residual Technical Value of the Class B2 Notes: Ps. 74,507,812.50 equivalent to 68.75% of the original value without the holdings of Alto Palermo S.A. (APSA)

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 day prior to the payment date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Director

Dated: October 15, 2003